EXHIBIT 1.01

DANA INCORPORATED

Conflict Minerals Report

For the Year Ended December 31, 2025

Overview

Dana Incorporated (NYSE: DAN), with a history dating back to 1904, is headquartered in Maumee, Ohio. It is a world leader in providing power-conveyance and energy-management solutions for on-highway vehicles. The company’s portfolio improves the efficiency, performance, and sustainability of light and commercial vehicles. From axles, driveshafts, transmissions, sealing and thermal products to electrification products including motors, inverters, controllers, e-sealing, e-thermal and digital solutions, we enable the propulsion of internal combustion engine, hybrid and electric powered vehicles by supplying nearly every major on-highway vehicle manufacturer in the world. As of December 31, 2025, excluding the Off-Highway business which is presented as a discontinued operation, Dana employed approximately 26,900 people and operated in 24 countries.

As described in further detail below, we rely on our direct suppliers to provide information on the origins of tin, tantalum, tungsten and gold (3TG) contained in components and materials supplied to us, including sources of 3TG that are supplied to them from lower tier suppliers. To obtain this information, in accordance with the OECD Guidance (as defined below), we sent a Request For Information (RFI) to direct suppliers representing approximately 5.3% of our supplier shipping locations for direct components. In addition, all of our supply agreements require our suppliers to provide information about the source of 3TG and smelters.

We have adopted the following Conflict Minerals Policy:

As a company with sales and manufacturing operations throughout the world, we support the sourcing of minerals responsibly, as set out in our Standards of Business Conduct. We support ending the violence and human rights violations in the mining of certain minerals from a location described as the “Conflict Region,” which is in the Democratic Republic of the Congo (DRC) and neighboring countries. The U.S. Securities and Exchange Commission (SEC) adopted final rules to implement reporting and disclosure requirements related to “conflict minerals,” as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The rules require manufacturers who file certain reports with the SEC to disclose whether the products they manufacture or contract to manufacture contain “conflict minerals” that are “necessary to the functionality or production” of those products.

The definition of “conflict minerals” refers to gold, as well as tin, tantalum, and tungsten, the derivatives of cassiterite, columbite-tantalite, and wolframite, regardless of where they are sourced, processed or sold. The U.S. Secretary of State may designate other minerals in the future. We support these requirements to further the humanitarian goal of ending violent conflict in the DRC and in surrounding countries, which has been partially financed by the exploitation and trade of “conflict minerals”.

OUR COMMITMENT:

1.	Support the aims and objectives of the U.S. legislation on the supply of “conflict minerals”

2.	Do not knowingly procure specified metals that originate from facilities in the “Conflict Region” that are not certified as “conflict free”

3.	Ensure compliance with these requirements, and ask our suppliers to undertake reasonable due diligence within their supply chains to assure that specified metals are being sourced only from:

•	Mines and smelters outside the “Conflict Region” or

•	Mines and smelters which have been certified by an independent third party as “conflict free” if sourced within the “Conflict Region”

Dana has based its due diligence processes, in part, on the guidance provided by the Organization for Economic Co-operation and Development (OECD). The framework of the OECD provides practical guidance to companies on a set of actions that can be taken throughout the supply chain to ensure responsible due diligence. Dana has established a global team, reporting to executive leadership, to work through the OECD framework and develop a plan to address each of its focus areas.

This due diligence includes requiring our 3TG suppliers to provide written evidence documenting that raw materials used to produce gold, tin, tantalum and tungsten, used in the materials to manufacture components and products supplied to Dana, originate from outside the “Conflict Region” or, if they originate from within the “Conflict Region,” that the mines or smelters be certified as “conflict free” by an independent third party. The aim is to ensure that only “conflict free” materials and components are used in products that we procure.

If we discover the use of these minerals produced in facilities that are considered to be “non-conflict free” in any material, parts or components we procure, we will take appropriate actions to transition the product to be “conflict free.”

Due Diligence Process

Our due diligence measures have been designed to conform, in all material respects, with the framework in the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD Guidance) and the related Supplements for 3TG. As described above, Dana has adopted a policy which is posted on our website at www.dana.com.

Management System

Dana has established a management system for conflict minerals. Our management system is led by a Senior Manager of Purchasing Analytics who acts as the executive conflict minerals program manager. That individual is supported by other Dana departments, including Legal, Engineering, Material Compliance and Global Sustainability. Management is briefed about the results of our due diligence efforts on a regular basis.

Control Systems

As we do not have a direct relationship with 3TG smelters or refiners, we are engaged and cooperate with other major manufacturers in our industry. Controls include, but are not limited to, our Standards of Business Conduct which outlines expected behaviors for all of our employees, our Standards of Business Conduct for Suppliers, and obligations contained in agreements with our suppliers.

Supplier Engagement

We utilize our own internal supplier management software (Dana1Source) as a part of engaging with our suppliers. In particular, Dana1Source helps us to identify suppliers that provide direct components that might contain 3TG. Taking the information provided in Dana1Source, we are able to determine which suppliers should then receive a Conflict Minerals Reporting Template (CMRT) survey form to complete. Feedback from this exercise has allowed us to analyze and refine which suppliers require further analysis. Further, responses to initial CMRT surveys have allowed us to further rationalize the suppliers that may use conflict minerals in their products and take a more targeted approach to define if any products contain minerals on a forward- looking basis.

All of our supply agreements require suppliers to provide information about sources of conflict minerals as well as smelters and refiners. These requirements set an expected level of reporting to facilitate engagement and the due diligence process.

Identification and Assessment of Risks

Because of our size, the complexity of our products, and the depth, breadth, and constant evolution of our supply chain, we are unable to identify all parties that supply our direct suppliers. Accordingly, we participate in a number of industry-wide initiatives. We have identified 129 direct suppliers whose components may contain 3TG, and we rely on these suppliers to provide us with information about the source of minerals contained in the components supplied to us. In particular, we rely on these suppliers to provide us with information about the source of minerals contained in the components supplied to us. Our direct suppliers are similarly reliant upon information provided by their suppliers. Similar to Dana, many of these suppliers are also subject to Rule 13p-1 under the Securities Exchange Act of 1934. Additionally, Dana uses third-party systems to monitor all suppliers for negative concerns, specifically including conflict minerals and other materials of concern.

Products

In determining which of our products might contain 3TG, all of our direct suppliers are given a commodity classification for the type of materials they supply to us and the suppliers for those commodities identified as possibly containing 3TG were included. Additionally, each supplier in Dana1Source is given a regulatory compliance checklist to complete. The results from this checklist enable us to determine which suppliers require further inquiry in addition to the commodity classification.

We cross-reference a list of parts from our International Material Data System (IMDS) database where suppliers identify the products containing 3TG. IMDS is the automobile industry’s material data system. In IMDS, all materials used for automobile manufacturing are collected, maintained, analyzed and archived. We sent a CMRT to each of these suppliers even if 3TG had no product fit or function.

Suppliers with a prior CMRT with no 3TG were excluded from the survey unless otherwise identified by the IMDS database or such a supplier provided a new product identified to contain 3TG.

Standard Operating Procedures

We have adopted comprehensive Standard Operating Procedures through which our conflict minerals program is implemented, managed, and monitored. Updates are provided regularly to senior management.

As described above, we participate in industry-wide initiatives to identify parties in the supply chain. In particular, we are a member and have been actively engaged with the Automotive Industry Action Group (AIAG).

As part of our risk management plan, to ensure suppliers understand our expectations, we have provided supplier training documents through Dana1Source. Dana1Source allows us, among other benefits, to conduct real-time communications with all our suppliers. Conflict minerals information has been incorporated into our supplier information scorecard that documents and retains supplier information used to prevent and reduce risk.

As described in our conflict minerals policy, we engage any supplier whom we have reason to believe is supplying us with 3TG from sources that may support conflict in the DRC or any adjoining country to establish an alternative source of 3TG that does not support such conflict, as provided in the OECD guidance. We have found no instances where it was necessary to terminate a contract or find a replacement supplier.

Independent Third Party Audit of Supply Chain Due Diligence at Smelters and Refiners

We do not typically have a direct relationship with 3TG smelters or refiners and do not perform or direct audits of these entities within our supply chain.

Due Diligence Results

Requested Information

Annually, we send CMRT surveys to our direct suppliers using the CMRT template developed by the Responsible Minerals Initiative. The CMRT was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and a listing of smelters Dana and its suppliers use. In addition, the CMRT contains questions about the origin of conflict minerals included in their products, as well as supplier due diligence. Written instructions and recorded training illustrating the use of the tool is available on RMI’s website. The CMRT is used by many companies in their conflict mineral due diligence processes.

During the reporting period, we reviewed 129 suppliers.

CMRT Responses

We received responses from suppliers asked to complete the CMRT and reviewed them to determine which suppliers required further engagement. The criteria used to determine whether to follow up with a supplier included untimely or incomplete responses as well as inconsistencies within data reported in the completed CMRT we received. We worked directly with these suppliers to obtain revised responses.

A majority of responses we received provided data at a company or division level or, as described above, the supplier indicated it was unable to identify the smelters or refiners used in components they supplied. As a result, we are unable to determine whether any of the conflict minerals reported by suppliers were contained in components or parts supplied to us or to validate that any of these smelters or refiners are in our supply chain.

Efforts to Determine Mine or Location of Origin

Through OECD and our RFI process, we have determined that seeking information about 3TG smelters and refiners in our supply chain represents the most reasonable effort we can make to determine the mines or locations of origin of 3TG in our supply chain.

Smelters or Refiners

Based on the information we received during our due diligence process, we believe that the smelters and refiners listed in Annex I to this Conflicts Mineral Report may have been used to process 3TG in our products.

Future Due Diligence Measures

In the next compliance period, we intend to implement steps to improve the information gathered from our due diligence process. The steps include:

•	Refine the number of suppliers that complete an RFI and determine the part number of the component that those suppliers provide to attain a part number level report.

•

Work with the OECD and relevant trade associations to define and improve best practices as well as build leverage over our supply chain in accordance with the OECD Guidance to provide better reporting.

•	Review the Materials Compliance Reporting in Dana1Source for enhanced data collection.

ANNEX 1

SMELTERS AND REFINERS

Metal	Smelter	Smelter Country
Tungsten	Wolfram Bergbau und Hutten AG	Austria
Tin	White Solder Metalurgia e Mineracao Ltda.	Brazil
Tantalum	AMG Brasil	Brazil
Tungsten	Cronimet Brasil Ltda	Brazil
Tin	Tin Smelting Branch of Yunnan Tin Co., Ltd.	China
Tantalum	FIR Metals & Resource Ltd.	China
Tantalum	F&X Electro-Materials Ltd.	China
Tantalum	Hengyang King Xing Lifeng New Materials Co., Ltd.	China
Tantalum	Jiangxi Dinghai Tantalum & Niobium Co., Ltd.	China
Tantalum	Jiangxi Tuohong New Raw Material	China
Tungsten	China Molybdenum Tungsten Co., Ltd.	China
Tungsten	Chongyi Zhangyuan Tungsten Co., Ltd.	China
Tungsten	Fujian Xinlu Tungsten Co., Ltd.	China
Tungsten	Ganzhou Jiangwu Ferrotungsten Co., Ltd.	China
Tungsten	Ganzhou Seadragon W & Mo Co., Ltd.	China
Tungsten	Guangdong Xianglu Tungsten Co., Ltd.	China
Tungsten	Jiangwu H.C. Starck Tungsten Products Co., Ltd.	China
Tungsten	Jiangxi Gan Bei Tungsten Co., Ltd.	China
Tungsten	Jiangxi Xinsheng Tungsten Industry Co., Ltd.	China
Tungsten	Jiangxi Yaosheng Tungsten Co., Ltd.	China
Tungsten	Malipo Haiyu Tungsten Co., Ltd.	China
Tungsten	Xiamen Tungsten (H.C.) Co., Ltd.	China
Gold	Heraeus Metals Hong Kong Ltd.	China
Gold	Inner Mongolia Qiankun Gold and Silver Refinery Share Co., Ltd.	China
Gold	Jiangxi Copper Co., Ltd.	China
Tungsten	H.C. Starck Tungsten GmbH	Germany
Gold	Agosi AG	Germany
Gold	Heimerle + Meule GmbH	Germany
Gold	Heraeus Germany GmbH Co. KG	Germany
Gold	PT Aneka Tambang (Persero) Tbk	Indonesia
Gold	Italpreziosi	Italy
Tantalum	Global Advanced Metals Aizu	Japan
Tungsten	Japan New Metals Co., Ltd.	Japan
Gold	Aida Chemical Industries Co., Ltd.	Japan
Gold	Eco-System Recycling Co., Ltd. North Plant	Japan
Gold	Eco-System Recycling Co., Ltd. West Plant	Japan
Gold	Ishifuku Metal Industry Co., Ltd.	Japan
Gold	Japan Mint	Japan
Gold	JX Nippon Mining & Metals Co., Ltd.	Japan
Gold	Kojima Chemicals Co., Ltd.	Japan
Gold	Kazzinc	Kazakhstan
Gold	Korea Zinc Co., Ltd.	Korea, Republic of
Gold	LS-NIKKO Copper Inc.	Korea, Republic of
Gold	LT Metal Ltd.	Korea, Republic of
Gold	KGHM Polska Miedz Spolka Akcyjna	Poland
Tin	Rui Da Hung	Taiwan, Province of China
Tin	Thaisarco	Thailand
Gold	Istanbul Gold Refinery	Turkey

Tin	Tin Technology & Refining	United States of America
Tantalum	D Block Metals, LLC	United States of America
Tantalum	Global Advanced Metals Boyertown	United States of America
Tantalum	H.C. Starck Inc.	United States of America
Gold	Abington Reldan Metals, LLC	United States of America